Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
200 Seaport Blvd., ZW9C, Boston, MA, 02210
Phone: 617-563-9480; Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

February 13, 2018

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2017 – July 1, 2018

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $85M excess of $15M in coverage:

Chubb Group of Insurance Companies No: 82484869
Participation: $10M x $15M

Everest Reinsurance Company Policy No: FL5FD00012-171
Participation: $10M x $25M

ICI Mutual Insurance Company Policy No: 87153317B
Participation: $15M x $35M

Allied World Assurance Company, LTD Policy No: C014840/007
Participation: $15M x $50M

Travelers Casualty and Surety Company Policy No: 106547262
Participation: $10M x $65M

Continental Casualty Company Policy No: 287042220
Participation: $10M x $75M

Axis Insurance Company Policy No: MNN727586/01/2017
Participation: $5M part of $15M x $85M

Starr Indemnity & Liability Company Policy No: 1000059071171
Participation: $10M part of $15M x $85M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-18-000002.

Sincerely,

Jason R. Duffy

Enc.

PREMIUM BILL

Insured: ALL FIDELITY FUNDS

Date: February 13, 2018

Producer: WILLIS OF MASSACHUSETTS INC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	NUMBER	COVERAGE		PREMIUM
July 1, 2017	82484869	EXCESS BOND		
To				
July 1, 2018				
0% Commission				
			TOTAL	

Chubb Group of Insurance Companies
202B Hall's Mill Road
Whitehouse Station, NJ 08889

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

ALL FIDELITY FUNDS

C/O FMR LLC, 200 SEAPORT BLVD, ZW9C
BOSTON, MA 02210

Bond Number: 82484869

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2017
to 12:01 a.m. on July 1, 2018

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$10,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 400,000

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa.
Bond No.	01-544-05-34
Limit:	$15,000,000
Deductible:	$400,000
Bond Period:	07/01/2017 to 07/01/2018

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: N/A

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 3

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary

President

February 13, 2018
Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2017

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82484869

Issued to: ALL FIDELITY FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

Federal Insurance Company

Endorsement No.: 2

Bond Number:

NAME OF ASSURED: ALL FIDELITY FUNDS

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $10,000,000.

2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $10,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $10,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss**, the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Mutual Fund D&O	G23656280 010

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

ALL FIDELITY FUNDS

C/O FMR LLC, 200 SEAPORT BLVD, ZW9C
BOSTON, MA 02210

Signature of Assured's Representative

Position/Title

Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 13, 2018

By ______________________
Authorized Representative

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2017

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and
form a part of Policy No. 82484869

Issued to: ALL FIDELITY FUNDS

ADDRESS CHANGE ENDORSEMENT

Effective October 1, 2016, the address of your insurance company is changing.

The address of 15 Mountain View Road, Warren, NJ 07059, wherever it appears, is changed to:

202B Hall's Mill Road
Whitehouse Station, NJ 08889

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

EXCESS FOLLOW-FORM BOND DECLARATIONS

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY
477 Martinsville Road
P.O. Box 830 Liberty Corner, NJ 07938-0830

BOND NUMBER: FL5FD00012-171 **RENEWAL OF: FL5FD00012-161**

PRODUCER NAME: Willis Executive Risk

**ADDRESS: Three Copley Place, Suite 300
Boston, MA 02116**

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1. NAMED INSURED: All Fidelity Funds

**ADDRESS: c/o FMR LLC
200 Seaport Blvd., Mail Zone ZW9C
Boston, MA 02210**

ITEM 2: BOND PERIOD: FROM July 1, 2017 TO July 1, 2018
12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3. AGGREGATE LIMIT OF LIABILITY: $ 10,000,000

EXCESS OF: $ 25,000,000

ITEM 4. SINGLE LOSS LIMIT OF LIABILITY: $ 10,000,000

ITEM 5. UNDERLYING BOND (includes all bonds listed under Paragraphs A. and B. below)

A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
National Union Fire Insurance Co. of Pittsburgh, PA.	01-544-05-34	07/01/17-07/01/18	$15,000,000	$15,000,000

B. UNDERLYING BOND

Bond Issuer	Bond Period	Single Loss Limit	Aggregate Limit
Federal Insurance Co.	07/01/17-07/01/18	$10,000,000	$10,000,000

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND):

$25,000,000

ITEM 6. BOND PREMIUM: $47,772

☐

ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

Rider	Rider Number
Absolute Tie-In Limit	EFI 03 21 06 09
Additional Conditions Endorsement	EFI (E) CWM011A-1 0717

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED July 31, 2017 BY [signature]

DATE AUTHORIZED REPRESENTATIVE

EXCESS FOLLOW-FORM BOND

**THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
PLEASE READ THE ENTIRE POLICY CAREFULLY.**

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period." It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

SECTION II - LIMIT OF LIABILITY

A. Aggregate Limit of Liability

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B. Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

SECTION III – DEFINITIONS

A. "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

B. "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

C. "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

D. "Primary Bond" means the bond designated under **Item 5.A**. of the Declarations.

E. "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

SECTION IV – CONDITIONS

A. Maintenance of Limit of Liability of Underlying Bond

The "Underlying Bond(s)" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B. Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial

impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C. Changes to Underlying Bond

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

D. Bond Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.
2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.
3. The bond period will end on the day and hour stated in the cancellation notice.
4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.
5. If you cancel, earned premium will be calculated based on short rate tables.
6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.
7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E. Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

F. Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company
477 Martinsville Road, P.O. Box 830
Liberty Corner, NJ 07938

G. Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

This policy is signed by officers of the Company shown on the Declarations page of this policy.

For: Everest Reinsurance Company

Executive Vice President/CFO

Secretary

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN LIMIT

Named Insured: All Fidelity Funds

Endorsement No.: 1

Policy No.: FL5FD00012-171

Effective date of Endorsement: 07/01/17

Issuing Company: Everest Reinsurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

Insurer	Named Insured	Type of Policy	Policy No.	Policy Period
Everest National Insurance Company.	All Fidelity Funds	Excess E&O	FL5EE00035-171	07/01/17-07/01/18

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

ADDITIONAL CONDITIONS ENDORSEMENT

Named Insured: All Fidelity Funds | Endorsement No.: 2

Policy No.: FL5FD00012-171 | Effective date of Endorsement: 07/01/17

Issuing Company: Everest Reinsurance Company

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insureds to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been has no such modification been made. In the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this Policy shall automatically follow such modification.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Everest National Insurance Company
Everest Indemnity Insurance Company
Everest Security Insurance Company
Everest Reinsurance Company

EVEREST.

Claim Reporting Guidelines

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

The preferred method for notifying Everest of a claim would be via e-mail. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

By E-mail:
Claims E-mail: everestnationalnjclaim@everestre.com

By Mail:
Casualty Claims Department
Everest National Insurance Company
P.O. Box 830
477 Martinsville Road
Liberty Corner, NJ 07938

By Facsimile:
Fax Claims: (866) 283-4856

Consult Your Policy for Loss Reporting Requirements

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured")
All Fidelity Funds
(as defined in the Primary Bond)

Bond Number
87153317B

Principal Office: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

Mailing Address: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

Item 2. Bond Period: from 12:01 a.m. on July 1, 2017, to 12:01 a.m. on July 1, 2018, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000	$35,000,000
B--ON PREMISES	$15,000,000	$35,000,000
C--INTRANSIT	$15,000,000	$35,000,000
D--FORGERY OR ALTERATION	$15,000,000	$35,000,000
E--SECURITIES	$15,000,000	$35,000,000
F--COUNTERFEIT CURRENCY	$15,000,000	$35,000,000
I--COMPUTER SYSTEMS	$15,000,000	$35,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000	$35,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000	$35,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4.

4(A) Primary Bond No. 1:

Company: National Union Fire Insurance Company of Pittsburgh, PA
Bond Number: 01-544-05-34
Limit of Liability: $15,000,000

4(B) First Excess Bond:

Company: Federal Insurance Company
Bond Number: 82484869
Limit of Liability: $10,000,000 excess of $15,000,000

4(C) Second Excess Bond:

Company:	Everest Reinsurance Company
Policy Number:	FL5FD00012-171
Limit of Liability:	$10,000,000 excess of $25,000,000

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: ______________________
Authorized Representative

By: ______________________
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond**(s), including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered

by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or

liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds		**87153317B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2017	**July 1, 2017 to July 1, 2018**	

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual's **"insured losses"** in excess of ICI Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total **"insured losses"** of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for **"acts of terrorism."** However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for **"acts of terrorism"** is one percent (1%).

As used herein, "Federal Share of Compensation" shall mean:

85% in calendar year 2015;
84% in calendar year 2016;
83% in calendar year 2017;
82% in calendar year 2018;
81% in calendar year 2019; and
80% in calendar year 2020.

As used herein, "Cap on Annual Liability" shall mean, with respect to total **"insured losses"** of all participating insurers:

$100 billion in calendar year 2015;
$120 billion in calendar year 2016;
$140 billion in calendar year 2017;
$160 billion in calendar year 2018;
$180 billion in calendar year 2019; and
$200 billion in calendar year 2020.

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014840/007
RENEWAL OF: C014840/006

DECLARATIONS

ITEM 1:	COMPANY: ADDRESS:	All Fidelity Funds c/o FMR LLC 200 Seaport Blvd. Mailzone ZW9C Boston, MA 02109
ITEM 2:	POLICY PERIOD:	From: July 1, 2017 To: July 1, 2018 (12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 3:	LIMIT OF LIABILITY:	USD 15,000,000 aggregate for all coverages combined (including Defense Costs)
	EXCESS OF TOTAL UNDERLYING LIMITS OF:	USD 50,000,000
ITEM 4:	**Followed Policy:**	
	Policy Form:	Funds Concentric Custom Bond Policy
	Issued By:	National Union Fire Ins. Co. of Pittsburgh, PA.
	Policy No.:	01-544-05-34
	Limit of Liability:	USD 15,000,000
	Policy Period:	July 1, 2017 to July 1, 2018 (12:01a.m. Standard Time at the address stated in Item 1)
ITEM 5:	PENDING OR PRIOR LITIGATION DATE:	N/A
ITEM 6:	PREMIUM:	USD 56,900
ITEM 7:	A. EXTENDED REPORTING PERIOD PREMIUM:	150% of premium set forth in Item 6.
	B. EXTENDED REPORTING PERIOD:	12 Month(s).

ITEM 8: ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. Claim-Related Notices:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA
Via e-mail to: FinancialClaims@awac.com

B. All Other Notices:
ALLIED WORLD ASSURANCE COMPANY, AG
ATTN: PROFESSIONAL LIABILITY UNDERWRITING
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9: ENDORSEMENT(S):

- APEX 0032 - Amend Choice of Law Clause (07/10)
- Manuscript - Tie-In Limits Endorsement (N/A)

BROKER: Willis (Bermuda) Ltd.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.

Authorized Representative

Head Office: Lindenstrasse 8, 6340 Baar, Zug, Switzerland
Branch Office: 27 Richmond Rd. Pembroke, HM 08, Bermuda
Allied World Assurance Company, AG is incorporated and licensed in Switzerland.

ALLIED WORLD ASSURANCE COMPANY, AG

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company, AG (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion by payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or any insurer of a difference-in-conditions policy that is excess of this Policy, subject to:

A. the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;

B. the Limit of Liability as set forth in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this Policy.

In no event shall this Policy provide coverage broader than that provided the Followed Policy, unless such broader coverage is specifically agreed to in writing by the Insurer.

II. TERMS AND CONDITIONS

A. DEFINITIONS

Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.

"Underlying Insurers" means the insurer(s) that have issued the Underlying Policies.

"Underlying Policies" means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

B. PUNITIVE DAMAGES COVERAGE

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy; provided, however, that if the Followed Policy coverage for punitive damages is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

C. LOSS PROVISIONS

1. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

2. Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to give and shall do nothing intentional that may prejudice the Insurer's position or potential rights of recovery. An Insured's failure to comply with the forgoing will not impair coverage for any other insured.

4. The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.

D. FOLLOWING FORM

1. This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.

2. In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.

   The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

E. CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

F. ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer's choice of the arbitration venue prior to its commencement, in which case the Insured's choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board's decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board's decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the Insurer shall promptly pay to or on behalf of the Insured all attorneys' fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer's liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

ALLIED WORLD

ENDORSEMENT NO: 1
This endorsement, effective: July 1, 2017
forms a part of policy number: C014840/007
Issued to: FMR LLC
by: Allied World Assurance Company, AG

AMEND CHOICE OF LAW CLAUSE

It is understood and agreed that Clause II, TERMS AND CONDITIONS, is amended by deleting paragraph G., CHOICE OF LAW, in its entirety and replacing it with the following:.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles and except insofar as such laws may prohibit payment hereunder in respect of punitive damages.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

David Hebbeler

Authorized Representative

ALLIED WORLD

ENDORSEMENT NO: 2
This endorsement, effective: July 1, 2017
forms a part of policy number: C014840/007
Issued to: FMR LLC
by: Allied World Assurance Company, AG

TIE-IN LIMITS ENDORSEMENT

It is hereby understood and agreed that the combined and maximum Limit of Liability of the Insurer for all claims both under this policy's Limit of Liability, as set forth in the Declarations of this policy, and also under policy No. C014841/007 issued to All Fidelity Funds by Allied World Assurance Company, AG shall be USD 15,000,000.

Therefore, the Limit of Liability for Loss under this policy shall be reduced by Loss incurred under the other Allied World Assurance Company, AG policy because the Limit of Liability under the other Allied World Assurance Company, AG policy is now part of and not in addition to the Limit of Liability of this policy as set forth in the Declarations of this policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

TRAVELERS

September 12, 2017

All Fidelity Funds
c/o FMR LLC
200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

Re: Important Information about **Claims Information Line**

Dear **All Fidelity Funds**

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,
Chris Crowley

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, One Tower Square, Hartford, CT 06183.

MOCK REGULATORY EXAMINATION REIMBURSEMENT NOTICE

This notice provides no coverage, nor does it amend any provision of your policy or bond. You should review your entire policy or bond carefully for complete information on the coverages provided and to determine your rights and duties under your policy or bond. Please contact your agent or broker if you have any questions about this notice or its contents. If there is any conflict between your policy or bond and this notice, the provisions of the policy or bond prevail.

As part of the Mock Regulatory Examination Coverage, Insureds are eligible for a premium reimbursement when they use any pre-approved compliance consulting firm to conduct a mock regulatory examination of their organization. The Company's prior consent is not required for reimbursement when using a pre-approved firm. Once the pre-approved firm has completed its examination, the Insured should contact its agent, or broker for a reimbursement form and additional instructions.

Premium reimbursement is calculated by the lesser of: 50% of the cost of the examination, or 10% of the annual premium; up to a maximum reimbursement of $25,000. Please see the Mock Regulatory Examination Endorsement for details.

Pre-Approved Compliance Consulting Firms

ACA Compliance Group

Ascendant Compliance Management

Duff & Phelps

Securities Compliance Advisors, LLC

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1 THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
All Fidelity Funds

Principal Address:
c/o FMR LLC
200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

(herein called Insured).

ITEM 2 EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: **July 01, 2017** Expiration Date: **July 01, 2018**
12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to **SECTION 5. EXCESS BOND COVERAGE PERIOD** of the ***TERMS, CONDITIONS AND LIMITATIONS*** of this Excess Bond Coverage.

ITEM 3 ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email:BSIclaims@travelers.com
FAX:(888) 460-6622
Mail:Travelers Bond & Specialty Insurance Claim
385 Washington St. – Mail Code 9275-NB03F
St Paul, MN 55102

ITEM 4 LIMIT OF INSURANCE:

A. SINGLE LOSS LIMIT OF INSURANCE: $10,000,000

B. AGGREGATE LIMIT OF INSURANCE: Not Applicable

ITEM 5 SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible

A. Issuer of Primary Bond or Policy					
National Union Fire Insurance Company of Pittsburgh, Pa	**01-544-05-34**	**07/01/2017 to 07/01/2018**	**$15,000,000**	**N/A**	**$400,000**
B. Other Underlying Insurers					
ACE American Insurance Company	**82484869**	**07/01/2017 to 07/01/2018**	**$10,000,000**	**N/A**	**N/A**
Everest National Insurance Company	**FL5FD00012-171**	**07/01/2017 to 07/01/2018**	**$10,000,000**	**N/A**	**N/A**
ICI Mutual Insurance Company	**87153317B**	**07/01/2017 to 07/01/2018**	**$15,000,000**	**N/A**	**N/A**
Allied World Assurance Company (US) Inc.	**C014840/007**	**07/01/2017 to 07/01/2018**	**$15,000,000**	**N/A**	**N/A**

C. TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is **$65,000,000** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D. TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is **Not Applicable** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

ITEM 6 SUBJECT TO THE DECLARATIONS, *INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS*, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

Insurer's Name: **National Union Fire Insurance Company of Pittsburg**
Bond or Policy Number: **01-544-05-34**
Policy Period: From: **July 01, 2017** To: **July 01, 2018**
Except as provided below:

None

ITEM 7 PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 8 FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-3001-0112; XSB-7009-0112

PRODUCER INFORMATION:
WILLIS OF MASS INC
3 COPLEY PL STE 300
BOSTON, MA 02116

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President, Bond & Specialty Insurance

Corporate Secretary

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1. UNDERLYING COVERAGE

A. The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D. Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2. LIMIT OF INSURANCE

A. Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

B. The Company's maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company's maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C. Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3. JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4. NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

C. Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D. Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5. EXCESS BOND COVERAGE PERIOD

A. The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B. The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6. SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7. CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A. after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B. immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C. immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COMBINED AGGREGATE LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1. The following replaces ITEM 4 (B) of the Declarations:

   ITEM 4. LIMIT OF INSURANCE

   B. AGGREGATE LIMIT OF INSURANCE: $10,000,000

2. The following replaces the second sentence **SECTION 2. LIMIT OF INSURANCE, B.** of the ***TERMS, CONDITIONS AND LIMITATIONS***:

   Also, the Company's maximum liability for the combined total of all loss(es) in the aggregate, covered under one or more Specified Bond or Policy scheduled below, will not exceed the amount of the Aggregate Limit of Insurance identified in ITEM 4 B. of the Declarations. The Aggregate Limit of Insurance shall be reduced, and may be exhausted, by payment of loss under any Specified Bond or Policy scheduled below. Defense Costs payable under any Specified Bond or Policy scheduled below shall be part of, and not in addition to, the Aggregate Limit of Insurance of the Excess Bond Coverage, and such Defense Costs shall reduce, and may exhaust, such Aggregate Limit of Insurance. If loss is covered under more than one Specified Bond or Policy scheduled below, the applicable Limit of Insurance under any Specified Bond or Policy scheduled below shall apply separately to each part of such loss, subject to the Aggregate Limit of Insurance of this Excess Bond Coverage.

   The Company's obligations for all losses covered under each Specified Bond or Policy scheduled below shall cease once the applicable Limit of Insurance under either:

   1. Specified Bond or Policy scheduled below, or

   2. the Aggregate Limit of Insurance identified in Item 4. of the Declarations,

   has been exhausted by payment of covered loss, whichever occurs first.

   The Limit of Insurance for the Discovery Period of a Specified Bond or Policy scheduled below, if exercised, shall be part of, and not in addition to, the applicable Specified Bond's or Policy's scheduled below Limit of Insurance and the Aggregate Limit of Insurance for the Excess Bond Coverage Period. The purchase of a Discovery Period shall not increase or reinstate the applicable Specified Bond's or Policy scheduled below Limit of Insurance or the Aggregate Limit of Insurance for the Excess Bond Coverage Period.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106547262**

Specified Bond or Policy

Policy Type	Policy Number	Policy Period
All Fidelity Funds D&O/E&O Policy	**106547114**	**07/01/2016 - 07/01/2017**

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1. As of the Effective Date of this endorsement, the Declarations is amended as indicated below by ☒:

☐ **ITEM 1:**

☐ **NAMED INSURED:**

☐ Principal Address:

(herein called Insured).

☐ **ITEM 2:**

EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

Inception Date: Expiration Date:

12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to **SECTION 5. EXCESS BOND COVERAGE PERIOD** of the ***TERMS, CONDITIONS AND LIMITATIONS*** of this Excess Bond Coverage.

☐ **ITEM 4:**

LIMIT OF INSURANCE:

☐ **A. SINGLE LOSS LIMIT OF INSURANCE:**

☐ **B. AGGREGATE LIMIT OF INSURANCE:**

Issuing Company: **Travelers Casualty and Surety Company of America** Effective Date: **July 01, 2017**
Policy Number: **106547262**

☐ **ITEM 5:**

SCHEDULE OF UNDERLYING INSURANCE:

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy					
B. Other Underlying Insurers					

C. TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D. TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

☐ **ITEM 6:**

SUBJECT TO THE DECLARATIONS, *INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS*, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

Insurer's Name:

Bond or Policy Number:

Policy Period: From: To:

Except as provided below:

☐ **ITEM 7:**

PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

such cancellation or termination to be effective as of the time this bond becomes effective.

2. As of the Effective Date of this endorsement, this policy is amended as indicated below by ☒:

☐ Forms and endorsements added:

☐ Forms and endorsements deleted:

☒ Forms and endorsements amended:

XSB-7009-0112

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COMBINED AGGREGATE LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1. The following replaces ITEM 4 (B) of the Declarations:

ITEM 4. LIMIT OF INSURANCE

B. AGGREGATE LIMIT OF INSURANCE: $10,000,000

2. The following replaces the second sentence **SECTION 2. LIMIT OF INSURANCE**, **B.** of the ***TERMS, CONDITIONS AND LIMITATIONS***:

Also, the Company's maximum liability for the combined total of all loss(es) in the aggregate, covered under one or more Specified Bond or Policy scheduled below, will not exceed the amount of the Aggregate Limit of Insurance identified in ITEM 4 B. of the Declarations. The Aggregate Limit of Insurance shall be reduced, and may be exhausted, by payment of loss under any Specified Bond or Policy scheduled below. Defense Costs payable under any Specified Bond or Policy scheduled below shall be part of, and not in addition to, the Aggregate Limit of Insurance of the Excess Bond Coverage, and such Defense Costs shall reduce, and may exhaust, such Aggregate Limit of Insurance. If loss is covered under more than one Specified Bond or Policy scheduled below, the applicable Limit of Insurance under any Specified Bond or Policy scheduled below shall apply separately to each part of such loss, subject to the Aggregate Limit of Insurance of this Excess Bond Coverage.

The Company's obligations for all losses covered under each Specified Bond or Policy scheduled below shall cease once the applicable Limit of Insurance under either:

1. Specified Bond or Policy scheduled below, or

2. the Aggregate Limit of Insurance identified in Item 4. of the Declarations,

has been exhausted by payment of covered loss, whichever occurs first.

The Limit of Insurance for the Discovery Period of a Specified Bond or Policy scheduled below, if exercised, shall be part of, and not in addition to, the applicable Specified Bond's or Policy's scheduled below Limit of Insurance and the Aggregate Limit of Insurance for the Excess Bond Coverage Period. The purchase of a Discovery Period shall not increase or reinstate the applicable Specified Bond's or Policy scheduled below Limit of Insurance or the Aggregate Limit of Insurance for the Excess Bond Coverage Period.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106547262**

Specified Bond or Policy

Policy Type	Policy Number	Policy Period
All Fidelity Funds D&O/E&O Policy	**106547114**	**07/01/2017 - 07/01/2018**

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

CNA

53 State Street, Boston, MA 02109

September 13, 2017

David M. Goldstein
WILLIS OF MASSACHUSETTS INC
THREE COPLEY PLACE STE 300
BOSTON, MA 02116

Re: All Fidelity Funds
Mutual Fund Bond
Policy Number 287042220
Expiration Date: 07/01/2018

Dear Mr. Goldstein,

We are pleased to enclose Policy Number 287042220 for All Fidelity Funds. We trust that this policy meets with the specifications outlined in our quotation (number 6154051201). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with All Fidelity Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Mark Equi

Mark B Equi
Underwriting Director
(617) 994-4346
Mark.Equi@cna.com

CNA

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287042220

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
All Fidelity Funds c/o FMR LLC 200 Seaport Blvd. Mailzone ZW9C Boston, MA 02210	WILLIS OF MASSACHUSETTS INC THREE COPLEY PLACE STE 300 BOSTON, MA 02116
Attn:	David M. Goldstein

Item 2. **Policy Period**: 7/1/2017 To 7/1/2018

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
National Union Fire Ins Co of Pittsburgh, PA	01-544-05-34	$15,000,000	$400,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $36,330

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:
G-145125-A, G-145184-A, GSL2035XX. CNA76871XX

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: [signature]

Date: September 13, 2017

CNA

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Federal Insurance Company	82484869	$10,000,000	$15,000,000
Everest Reinsurance Company	FL5FD00012-171	$10,000,000	$25,000,000
ICI Mutual Insurance Company	87153317B	$15,000,000	$35,000,000
Allied World Assurance Company	C014840/007	$15,000,000	$50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000	$65,000,000

CNA

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman Secretary

CNA

POLICYHOLDER NOTICE

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit all United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven't already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We're sure you share our commitment to compliance and thank you for your cooperation.

Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds
EFFECTIVE DATE OF ENDORSEMENT: 07/01/2017

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative

(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

CNA

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds
EFFECTIVE DATE OF ENDORSEMENT: 07/01/2017

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative ______________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

CNA

Tie In Limits Endorsement

In consideration of the premium paid for this Policy, it is hereby agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number(s) 287273571 with the **Policy Period(s)** of 07/01/2017 to 07/01/2018 issued to or for the benefit of All Fidelity Funds or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of **Loss** under this Policy or Policy No. 287273571, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ____________________

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

CNA

AMEND INSURER RIGHTS/COOPERATION CLAUSE ENDORSEMENT
(AMEND RIGHT TO PARTICIPATE AND CLARIFY IMPUTATION OF FAILURE TO COOPERATE)

It is understood and agreed that the section entitled **INSURER RIGHTS/COOPERATION CLAUSE** is deleted in its entirety and is replaced with the following:

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy, even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery. The failure of any Insured to cooperate with the Insurer shall not be imputed to any other cooperating Insured person.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

AXIS INSURANCE COMPANY
Administrative Office – 11680 Great Oaks Way, Suite 500
Alpharetta, Georgia 30022
(a stock company hereinafter the "Insurer")

Excess Policy

DECLARATIONS PAGE

SUBJECT TO THE PROVISIONS OF THE **FOLLOWED POLICY**, CLAIMS EXPENSES MAY BE INCLUDED IN THE LIMIT OF LIABILITY AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MNN727586/01/2017   Renewal of Policy Number: MNN727586/01/2016

Item 1. **Policyholder** and Mailing Address: All Fidelity Funds
c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

Item 2. **Policy Period**: From: 12:01 a.m. on July 1, 2017 to: 12:01 a.m. on July 1, 2018, at the address in Item 1.

Item 3. Limit of Liability: $5,000,000 part of $15,000,000 Single Loss Limit / $5,000,000 Aggregate Limit Excess of

$85,000,000 Single Loss Limit / $85,000,000 Policy Aggregate Limit

Item 4. **Underlying Insurance**: See attached Schedule of Underlying Insurance.

Item 5. Forms and Endorsements attached at Policy Inception: See attached Schedule of Forms and Endorsements.

Item 6. Notices to Insurer:

A. Notice of claims or potential claims:	B. All other notices:
AXIS Insurance Company Professional Lines Claims 300 Connell Dr., P.O. Box 357 Berkeley Heights, NJ 07922-0357 Toll Free Fax: (866) 770-5630 E-mail: USClaimNoticeBH@axiscapital.com	AXIS Insurance Company Professional Lines 300 Connell Dr., P.O. Box 357 Berkeley Heights, NJ 07922-0357 Fax: (908) 508-4301

Item 7. Premium: $17,728 (No additional premium for TRIA).

Schedule of Underlying Insurance

Followed Policy			
A.	Insurer Name	Policy Number	Limit
	National Union Fire Insurance Company of Pittsburgh, PA	01-544-05-34	$15,000,000

Other **Underlying Insurance**		
Insurer Name	Policy Number	Limit
Federal Insurance Company	8248-4869	$10,000,000 xs $15,000,000
Everest Reinsurance Company	FL5FD00012-171	$10,000,000 xs $25,000,000
ICI Mutual Insurance Company	87153317B	$15,000,000 xs $35,000,000
Allied World Assurance Company, AG	C014840/007	$15,000,000 xs $50,000,000
Travelers Casualty and Surety Company of America	106547262	$10,000,000 xs $65,000,000
Continental Casualty Company	287042220	$10,000,000 xs $75,000,000

Schedule of Forms and Endorsements

Notices, Forms and Disclosures:	
SIGNATURE PAGE	AXIS 102 AIC (06-15)
Excess Policy	XS 0001 (12 10)
IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS	XS 1125-MA (02 11)

Endorsements:

No.	Endorsement Name	Endorsement Number
1.	MASSACHUSETTS AMENDATORY ENDORSEMENT	XS 0005-MA (10 10)
2.	TIE IN LIMITS ENDORSEMENT	MU 1013 (02 03)

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Secretary	President
Andrew Weissert, Secretary	Carlton Maner, President

Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the **Insureds** to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Policyholder**, on behalf of all **Insureds**, agree as follows:

I. INSURING AGREEMENT

This Policy shall provide insurance excess of the **Underlying Insurance**. Liability shall attach to the Insurer only after (i) the insurers of the **Underlying Insurance**, the **Insureds** or others on behalf of the **Insureds** shall have paid in legal currency amounts covered under the respective **Underlying Insurance** equal to the full amount of the **Underlying Limit**, and (ii) the retention or deductible, if any, applicable under the **Underlying Insurance** has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the **Followed Policy**.

II. DEFINITIONS

When used in this Policy, whether in the singular or the plural:

A. **Insureds** means all persons and entities covered under the **Followed Policy**.

B. **Followed Policy** means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

C. **Policy Period** means the period set forth in Item 2 of the Declarations.

D. **Policyholder** means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

E. **Underlying Insurance** means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

F. **Underlying Limit** means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III. CONDITIONS AND LIMITATIONS

A. The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the **Underlying Limit**.

B. If any amount covered under the **Underlying Insurance** is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by such amount.

C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay any amount covered under the **Underlying Insurance**. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D. Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.

IMPORTANT NOTICE FOR MASSACHUSETTS POLICYHOLDERS

If you need to contact someone about this Policy for any reason, please contact the Insurer at the address shown in Item 6.B of the Declarations or at:

AXIS Insurance
Legal Department
11680 Great Oaks Way, Suite 500
Alpharetta, Georgia 30022
Fax No.: (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
1000 Washington St, Suite 810
Boston, MA 02118-6200

Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on July 1, 2017	MNN727586/01/2017	N/A

MASSACHUSETTS AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

The following provision is added to the Policy:

IV. CANCELLATION AND NONRENEWAL

A. The **Policyholder** may cancel this Policy at any time by giving advance written notice thereof to the Insurer stating the effective date of cancellation. In such event, the Insurer shall refund the unearned premium, if any, computed at the customary short rate.

B. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall deliver or mail written notice of cancellation for nonpayment of premium to the **Policyholder**, stating the effective date thereof, which shall not be less than ten (10) days after the date such notice is delivered or mailed.

C. If the Insurer decides not to renew this Policy, the Insurer shall deliver or mail written notice thereof, stating the reason(s) for nonrenewal, to the **Policyholder** at least forty-five (45) days prior to the expiration of the **Policy Period**.

D. If the Insurer mails any notice required under this section, the Insurer shall do so by mail evidenced by a United States Post Office certificate of mailing showing the name and address of the **Policyholder**, to the **Policyholder** at the last known address. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the **Policy Period** shall end at the date and hour specified in the notice.

All other provisions of the Policy remain unchanged.

Endorsement No.	Effective Date	Policy Number	Additional Premium
2	12:01 a.m. on July 1, 2017	MNN727586/01/2017	N/A

TIE IN LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Policy

In consideration of the premium charged, the **Insureds** and the Insurer hereby agree that this Policy has been issued in conjunction with *AXIS Insurance Company – MBN741646/01/2017* (the "Other Policy(ies)") with the intention that this Policy and all the Other Policy(ies) would share a single aggregate limit of liability. Accordingly, any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy(ies).

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy(ies) shall reduce and possibly exhaust the limit of liability available for the payment of **Claims** under this Policy.

In all events, the Insurer's maximum limit of liability under this Policy is *$5,000,000.* Additionally, when the sum total of **Claims** paid under this Policy and claims under the Other Policy(ies), equals *$5,000,000*, then the Insurer's obligations under this Policy as well as all of the Other Policy(ies) shall be completed fulfilled and extinguished.

All other provisions remain unchanged.

Starr Indemnity & Liability Company

399 Park Avenue, 8th Floor
New York, NY 10022

Revised

September 28, 2017

Mary Coughlin
Willis of Massachusetts
Three Copley Place, Suite 300
Boston, MA 02116

RE: All Fidelity Funds
Policy Number: 1000059071171

Dear Mary:

Enclosed please find an electronic copy of the above captioned policy. Please let me know if you would like the hard copies, as well.

Thank you for your business, and please do not hesitate to contact me with any questions or concerns.

Sincerely,

Marshall Rothstein

Marshall Rothstein
Head of Financial Institutions

Starr Indemnity & Liability Company

399 Park Avenue
New York, NY 10022
(646) 227-6377

STARR SECURE EXCESS LIABILITY POLICY

POLICY NUMBER: 1000059071171
RENEWAL OF: 1000056100161

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

ADDRESS: c/o FMR LLC
200 Seaport Blvd
Mailzone ZW9C
Boston, MA 02210

ITEM 2: POLICY PERIOD: From: July 1, 2017 To: July 1, 2018
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: $10,000,000 part of $15,000,000 excess of $85,000,000
aggregate for all coverages combined (including Defense Costs)

ITEM 4: UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:

A. COVERAGE: Excess Investment Bond

Followed Policy:

Insurer	***Policy Number***	***Limits***	***Policy Period***
National Union Fire Insurance Company of Pittsburgh, P.A.	**01-544-05-34**	**$15,000,000**	**July 1, 2017 to July 1, 2017**

Excess Policy(ies):

Insurer	*Policy Number*	*Limits*	*Policy Period*
Federal Insurance Company	**82484869**	**$10,000,000 excess of $15,000,000**	**July 1, 2017 to July 1, 2018**
Everest Reinsurance Company	**FL5FD00012-171**	**$10,000,000 excess of $25,000,000**	**July 1, 2017 to July 1, 2018**
ICI Mutual Insurance Company	**87153317B**	**$15,000,000 excess of $35,000,000**	**July 1, 2017 to July 1, 2018**
Allied Workd Assurance Company, AG	**C014840/007**	**$15,000,000 excess of $50,000,000**	**July 1, 2017 to July 1, 2018**
Travelers Casualty and Surety Company of America	**106547262**	**$10,000,000 excess of $65,000,000**	**July 1, 2017 to July 1, 2018**
Continental Insurance Company	**287042220**	**$10,000,000 excess of $75,000,000**	**July 1, 2017 to July 1, 2018**

ITEM 5: PREMIUM $36,330

ITEM 6: ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR NOTICES UNDER THIS POLICY

A. Claims-Related Notices

STARR ADJUSTMENT SERVICES, INC.
399 PARK AVENUE
9TH FLOOR
NEW YORK, NEW YORK 10022
e-mail: StarrFLPLClaims@starrcompanies.com

B. All Other Notices to the Insurer:

STARR INDEMNITY & LIABILITY COMPANY
ATTN: FINANCIAL LINES DEPARTMENT
399 PARK AVE. 8TH FLOOR
NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Charles H. Dangelo, President

Nehemiah E. Ginsburg, General Counsel

Authorized Representative

Starr Indemnity & Liability Company

STARR SECURE EXCESS LIABILITY
POLICY

In consideration of premium paid, Starr Indemnity & Liability Company (herein referred to as the "Insurer") and the Insureds agree as follows:

I. INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses covered thereunder, jointly or severally by: (i) the Underlying Insurers, as specified in Item 4 of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any other source, in accordance with the terms, conditions, limitations and other provisions of the Followed Policy; subject to:

A. the Limit of Liability as stated in Item 3 of the Declarations; and

B. all other terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by the Followed Policy listed in Item 4 of the Declarations.

In the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of losses covered thereunder on the terms set forth herein, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy.

In the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including satisfaction of any applicable retention or deductible, as a result of payment of losses covered thereunder, on the terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any applicable retention or deductible specified in the Followed Policy shall be imposed under this Policy.

The risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including but not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly retained by the Insureds, and is not assumed by the Insurer or insured under this Policy.

II. CLAIM & NOTICE PROVISIONS

1. The Insurer shall have the same rights, privileges and protections as the Underlying Insurer of the Followed Policy, including but not limited, as to the Claim provisions of the Followed Policy.

2. All notices required under the Followed Policy to the Underlying Insurer for that policy are required hereunder to be given to the Insurer or Insurer's authorized agent at the applicable address set forth in Item 6 of the Declarations.

III. REPRESENTATIONS AND WARRANTIES

It is a condition precedent to the Insurer's obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and the Followed Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.

IV. CHANGES

The Insured agrees that, if after issuance of the Followed Policy, should any change to any Underlying Policy be made by rewrite, endorsement or otherwise, this Policy shall not follow form and provide coverage for such change without the written consent of the Insurer and payment of any required premium, if any, for such change.

V. SUBLIMITS

This Policy shall not follow form to any sub-limit in an Underlying Policy, unless such coverage is specifically endorsed upon this Policy. However, in the event a sub-limit of liability exists in an Underlying Policy and coverage for such is not provided under this Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward the erosion or exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

VI. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

Endorsement No.: 1
This endorsement effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

The application and any other materials submitted for this Policy and any Underlying Policy must be physically attached to the Policy in order to constitute a part of the Policy.

It is understood and agreed that Clause VI. CANCELLATION CLAUSE is deleted and replaced by the following:

VI. CANCELLATION AND NON-RENEWAL CLAUSE

1. The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured's last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy. The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.

2. If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

All other provisions remain unchanged.

Authorized Representative

July 1, 2017
Date

Endorsement No.: 2
This endorsement effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
8th Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 3
This endorsement effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this Policy, then where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the Insured.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 4
This endorsement effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC ENDORSEMENT

It is understood and agreed that the Policy is amended by adding the following:

OFAC COMPLIANCE

This policy shall not cover any loss in connection with any Claim in the event such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department's Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

Endorsement No.: 5
This endorsement effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

QUOTA SHARE ENDORSEMENT

It is agreed:

1. This Policy is part of a quota share layer of insurance coverage for the Insured, which consists of the following participants:

Insurer	Limit of Liability
Starr Indemnity & Liability Company	$10,000,000
Axis Insurance Company	$5,000,000
Total Quota Share Layer Limit of Liability:	$15,000,000

The Insurer shall be liable only for such portion of any covered loss as this Policy's aggregate Limit of Liability as set forth above bears to the Total Quota Share Layer Limit of Liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of covered loss, whether or not the other insurers in the quota share layer pay their respective portion of such loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or the Followed Policy with respect to any Claim, including without limitation the right to consent to any defense costs or expenses, settlement or other loss and the right to participate in the investigation, settlement or defense of any Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insured shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 6
This endorsement effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

DELETE POLICY PROVISIONS AND FOLLOW FOLLOWED POLICY

It is understood and agreed that this Policy is amended by deleting the following provision(s) therefrom and instead following form to any applicable provisions of the Followed Policy:

Deleted Provisions:

- III. REPRESENTATIONS AND WARRANTIES

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 7
This endorsement, effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

TIE-IN OF LIMITS ENDORSEMENT –
SPECIFIED OTHER POLICY(IES)

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this policy and the Listed Policy(ies) shall be $10,000,000.

This policy's Limit of Liability shall be reduced in an amount equal to any payment of loss made under the Listed Policy(ies). The limits of liability of the Listed Policy(ies) are part of, and not in addition to, this policy's Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the Listed Policy(ies).

Solely as used in this endorsement, "Listed Policy(ies)" shall mean the following policy(ies) issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	1000059076171

"Listed Policy(ies)" shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policy(ies); or (ii) for which any of the above policy(ies) is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 8
This endorsement, effective: July 1, 2017
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: 1000059071171
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

AMEND INSURING CLAUSE – DELETE COVERED THEREUNDER ENDORSEMENT

It is understood and agreed that:

1. Clause I. INSURING CLAUSE of the policy is deleted in its entirety and replaced by the following:

I. INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Followed Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses, jointly or severally by: (i) the Underlying Insurers, as specified in Item 4 of the Declarations, and/or (ii) in place or on behalf of the Underlying Insurers, the Insureds and/or any other source, in accordance with the terms, conditions, limitations and other provisions of the Followed Policy; subject to:

A. the Limit of Liability as stated in Item 3 of the Declarations; and

B. all other terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by the Followed Policy listed in Item 4 of the Declarations.

In the event of the depletion of the limits of liability of the Underlying Policy(ies) as a result of payment of losses on the terms set forth herein, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy.

In the event of the exhaustion of all of the limits of liability of the Underlying Policy(ies), including satisfaction of any applicable retention or deductible, as a result of payment of losses, on the terms set forth herein and there are remaining limits of liability available under this Policy it shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy, continue for subsequent losses as primary insurance and any applicable retention or deductible specified in the Followed Policy shall be imposed under this Policy.

The risk of uncollectability of the limits of liability of such Underlying Policy(ies) for any reason, including but not limited to by reason of financial impairment or insolvency of an Underlying Insurer, is expressly retained by the Insureds, and is not assumed by the Insurer or insured under this Policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

POLICYHOLDER DISCLOSURE STATEMENT
UNDER THE TERRORISM RISK INSURANCE ACT

The Insured is hereby notified that under the federal Terrorism Risk Insurance Act, as amended, (the "Act"), the Insured has a right to purchase insurance coverage for losses arising out of an Act of Terrorism, which is defined in the Act as an act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, (i) to be an act of terrorism, (ii) to be a violent act or an act that is dangerous to (A) human life; (B) property; or (C) infrastructure, (iii) to have resulted in damage within the United States, or outside of the United States in case of an air carrier or vessel or the premises of a U.S. mission and (iv) to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. The Insured should read the Act for a complete description of its coverage. The Secretary's decision to certify or not to certify an event as an Act of Terrorism covered by the Act is final and not subject to review.

Coverage provided by this policy for losses caused by an Act of Terrorism may be partially reimbursed by the United States Government under a formula established by federal law. Under this formula, the United States Government will generally pay 85% of terrorism losses exceeding a statutorily established deductible that must be met by the Insurer, and which deductible is based on a percentage of the Insurer's direct earned premiums for the year preceding the Act of Terrorism.

Be advised that there is a $100 billion cap on all losses resulting from Acts of Terrorism. If aggregate insured losses attributable to Acts of Terrorism exceed $100 billion in a Program Year (January 1 through December 31), the United States Government shall not make any payment for any portion of the amount of such loss that exceeds $100 billion. If aggregate insured losses attributable to Acts of Terrorism exceed $100 billion in a Program Year and the Insurer has met its deductible under the Act, the Insurer shall not be liable for payment of any portion of the losses that exceeds $100 billion, and in such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Coverage for "insured losses" as defined in the Act is subject to the coverage terms, conditions, amounts and limits in this policy applicable to losses arising from events other than Acts of Terrorism.

The portion of the offered policy's annual premium that is attributable to terrorism coverage under the Act is $0.